Exhibit 99.1

Fiverr Announces Second Quarter 2023 Results

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Consistent execution led to strong Q2’23 results. We continue to operate with focus and discipline and are on track to deliver on the expectations we set at the beginning of the year. For Q2’23, revenue came in close to the high end of our guidance range and Adjusted EBITDA exceeded the top end of our guidance.

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Introducing Fiverr Business Solutions. Fiverr accelerated its upmarket strategy with the recent launch of Fiverr Business Solutions, a suite of product offerings which allows larger companies to access and work with freelancers across multiple use cases and engagement scenarios. This launch also includes the all-new Fiverr Pro, our premium marketplace offering.

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Launch of Fiverr Certified. Fiverr Certified expands our go-to-market channels through partnerships with tech vendors that have large SMB communities. By creating dedicated partner marketplaces, Certified provides partners and their customers with purpose-built service offerings fulfilled by certified experts.

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Introducing Fiverr Neo™. We rolled out Fiverr Neo™, our groundbreaking matching tool leveraging the latest neural networks technologies and Fiverr’s data assets. Fiverr Neo™ provides an all-new experience for customers to express their needs and be matched with the right talent.

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Guidance Update. Given the consistent execution this quarter, we are increasing the midpoint of our full year revenue guidance and raising Adjusted EBITDA guidance. Our focus is to continue to accelerate revenue growth in the second half of the year and deliver Adjusted EBITDA expansion towards our long-term margin target.

NEW YORK, Aug 3, 2023 - Fiverr International Ltd. (NYSE: FVRR), the company that is revolutionizing how the world works together, today reported financial results for the second quarter 2023. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We continue to push forward towards executing our long-term strategy and are excited about our recent product launches that we believe will create a step function change in how businesses can engage with freelancers,” said Micha Kaufman, founder and CEO of Fiverr. “We have a strong financial profile which allows us to focus on what we do best - creating innovative and elegantly simple products that connect and empower our community while improving the way they work together.”

“We delivered solid revenue growth and better than expected Adjusted EBITDA this quarter, and are looking forward to realizing our 2023 guidance in the back half of this year,” said Ofer Katz, Fiverr’s President and CFO. “The thoughtful investments that we are making into our marketplace and Fiverr Business Solutions will help us continue to build upon our solid foundation and drive both growth acceleration and Adjusted EBITDA margin improvement.”

Second Quarter 2023 Financial Highlights

●	Revenue in the second quarter of 2023 was $89.4 million, compared to $85.0 million in the second quarter of 2022, an increase of 5.1% year over year.
●	Active buyers[1] was 4.2 million as of June 30, 2023 and 2022, respectively.
●	Spend per buyer[1] as of June 30, 2023 reached $265, compared to $259 as of June 30, 2022, an increase of 2% year over year.
●	Take rate[1] for the period ended June 30, 2023 was 30.7%, up from 29.8% for the period ended June 30, 2022, an increase of 90 basis points year over year.
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GAAP gross margin in the second quarter of 2023 was 82.5%, an increase of 310 basis points from 79.4% in the second quarter of 2022. Non-GAAP gross margin[1] in the second quarter of 2023 was 84.2%, an increase of 150 basis points from 82.7% in the secondquarter of 2022.

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GAAP net income (loss) in the second quarter of 2023 was $0.2 million, or $0.01 basic and diluted net income (loss) per share, compared to ($41.9) million, or ($1.13) basic and diluted net income (loss) per share, in the second quarter of 2022. Non-GAAP net income[1] in the second quarter of 2023 was $20.0 million, or $0.53 basic non-GAAP net income per share[1] and $0.49 diluted non-GAAP net income per share[1], compared to $4.9 million non- GAAP net income, or $0.13 basic non-GAAP net income per share[1] and $0.12 diluted non-GAAP net income per share[1], in the second quarter of 2022.

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Adjusted EBITDA[1] in the second quarter of 2023 was $15.3 million, compared to $4.6 million in the second quarter of 2022. Adjusted EBITDA margin[1] was 17.1% in the second quarter of 2023, compared to 5.4% in the second quarter of 2022.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Financial Outlook

Our Q3’23 outlook and updated full year 2023 guidance reflect the strength of our business and the recent trends on our marketplace. We expect to improve revenue growth rate and maintain Adjusted EBITDA margin in the second half of the year.

	Q3 2023	FY 2023
Revenue	$89.5 - $92.5 million	$358.0 - $365.0 million
y/y growth	8% - 12% y/y growth	6% - 8% y/y growth
Adjusted EBITDA(1)	$14.5 - $16.5 million	$56.0 - $60.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, Aug 3, 2023, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website.  An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr
Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 600 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$162,247	$86,752
Restricted cash	-	1,137
Marketable securities	191,492	241,293
User funds	156,976	143,020
Bank deposits	74,000	134,000
Restricted deposit	1,284	-
Other receivables	22,160	19,019
Total current assets	608,159	625,221

Marketable securities	259,039	189,839
Property and equipment, net	5,256	5,660
Operating lease right of use asset, net	8,115	9,077
Intangible assets, net	12,387	14,770
Goodwill	77,270	77,270
Other non-current assets	1,393	1,965
Total assets	$971,619	$923,802

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$2,268	$8,630
User accounts	146,387	133,032
Deferred revenue	12,184	11,353
Other account payables and accrued expenses	44,559	41,328
Operating lease liabilities, net	2,447	2,755
Total current liabilities	207,845	197,098

Long-term liabilities:
Convertible notes	454,033	452,764
Operating lease liabilities	5,583	6,649
Other non-current liabilities	2,201	1,559
Total long-term liabilities	461,817	460,972
Total liabilities	$669,662	$658,070

Shareholders' equity:
Share capital and additional paid-in capital	604,106	565,834
Accumulated deficit	(292,084)	(288,039)
Accumulated other comprehensive income (loss)	(10,065)	(12,063)
Total shareholders' equity	301,957	265,732
Total liabilities and shareholders' equity	$971,619	$923,802

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenue	$89,385	$85,010	$177,341	$171,695
Cost of revenue	15,632	17,526	31,298	34,503
Gross profit	73,753	67,484	146,043	137,192

Operating expenses:
Research and development	23,289	24,523	45,176	48,297
Sales and marketing	38,870	44,325	80,920	92,192
General and administrative	15,604	13,658	31,103	28,910
Impairment of intangible assets	-	27,629	-	27,629
Total operating expenses	77,763	110,135	157,199	197,028
Operating loss	(4,010)	(42,651)	(11,156)	(59,836)
Financial income (expenses), net	4,487	841	7,571	1,071
Income (loss) before income taxes	477	(41,810)	(3,585)	(58,765)
Income taxes	(250)	(53)	(460)	(73)
Net income (loss) attributable to ordinary shareholders	$227	$(41,863)	$(4,045)	$(58,838)
Basic net income (loss) per share attributable to ordinary shareholders	$0.01	$(1.13)	$(0.11)	$(1.60)
Basic weighted average ordinary shares	37,906,971	37,027,317	37,677,180	36,846,989
Diluted net income (loss) per share attributable to ordinary shareholders	$0.01	$(1.13)	$(0.11)	$(1.60)
Diluted weighted average ordinary shares	41,192,132	37,027,317	37,677,180	36,846,989

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Operating Activities
Net income (loss)	$227	$(41,863)	$(4,045)	$(58,838)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,654	3,142	3,379	6,252
Gain (loss) from disposal of property and equipment	5	(12)	31	(12)
Amortization of premium and discount of marketable securities, net	378	1,997	1,234	3,684
Amortization of discount and issuance costs of convertible notes	635	631	1,269	1,262
Shared-based compensation	17,630	19,114	34,349	37,117
Net loss (gain) from exchange rate fluctuations	(100)	314	(37)	171
Impairment of intangible assets	-	27,629	-	27,629
Changes in assets and liabilities:
User funds	1,950	4,441	(13,956)	(14,862)
Operating lease ROU assets and liabilities, net	(164)	(1,101)	(412)	(1,430)
Other receivables	(1,773)	(2,677)	(2,747)	(2,435)
Trade payables	(2,569)	662	(6,354)	(4,757)
Deferred revenue	(788)	(1,237)	831	146
User accounts	(1,608)	(3,904)	13,355	13,826
Account payable, accrued expenses and other	3,141	3,964	4,699	11,178
Revaluation of contingent consideration	-	(3,152)	-	(3,842)
Payment of contingent consideration	-	(504)	-	(504)
Non-current liabilities	117	(353)	642	216
Net cash provided by operating activities	18,735	7,091	32,238	14,801

Investing Activities
Investment in marketable securities	(118,450)	(45,160)	(181,008)	(90,007)
Proceeds from sale of marketable securities	108,621	49,737	162,921	83,346
Bank and restricted deposits	58,781	24,000	58,751	22,863
Acquisition of intangible asset	-	(175)	-	(175)
Purchase of property and equipment	(367)	(338)	(695)	(831)
Capitalization of internal-use software and other	(8)	(504)	(13)	(903)
Other non-current assets	-	(1,000)	-	(1,078)
Net cash used in investing activities	48,577	26,560	39,956	13,215

Financing Activities
Payment of contingent consideration	-	(1,105)	-	(1,105)
Proceeds from exercise of share options	433	1,000	2,183	1,711
Tax withholding in connection with employees' options exercises and vested RSUs	(387)	(556)	(56)	(2,130)
Repayment of long-term loan	-	-	-	(2,269)
Net cash provided by (used in) financing activities	46	(661)	2,127	(3,793)

Effect of exchange rate fluctuations on cash and cash equivalents	100	(314)	37	(171)

Increase in cash, cash equivalents and restricted cash	67,458	32,676	74,358	24,052
Cash, cash equivalents and restricted cash at the beginning of period	94,789	65,446	87,889	74,070
Cash and cash equivalents at the end of period	$162,247	$98,122	$162,247	$98,122

KEY PERFORMANCE METRICS

	Twelve Months Ended
	June 30,
	2023	2022

Annual active buyers (in thousands)	4,222	4,220
Annual spend per buyer ($)	265	259

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP gross profit	$73,753	$67,484	$146,043	$137,192
Add:
Share-based compensation and other	619	771	1,232	1,478
Depreciation and amortization	885	2,017	1,813	3,973
Non-GAAP gross profit	$75,257	$70,272	$149,088	$142,643
Non-GAAP gross margin	84.2%	82.7%	84.1%	83.1%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$227	$(41,863)	$(4,045)	$(58,838)
Add:
Depreciation and amortization	1,654	3,142	3,379	6,252
Share-based compensation	17,630	19,114	34,349	37,117
Impairment of intangible assets	-	27,629	-	27,629
Contingent consideration revaluation, acquisition related costs and other	-	(2,627)	-	(2,690)
Convertible notes amortization of discount and issuance costs	635	631	1,269	1,262
Exchange rate (gain)/loss, net	(108)	(1,155)	(271)	(1,248)
Non-GAAP net income	$20,038	$4,871	$34,681	$9,484
Weighted average number of ordinary shares - basic	37,906,971	37,027,317	37,677,180	36,846,989
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.53	$0.13	$0.92	$0.26

Weighted average number of ordinary shares - diluted	41,192,132	40,767,393	41,072,440	41,009,735
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.49	$0.12	$0.84	$0.23

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP net income (loss)	$227	$(41,863)	$(4,045)	$(58,838)
Add:
Financial (income) expenses, net	(4,487)	(841)	(7,571)	(1,071)
Income taxes	250	53	460	73
Depreciation and amortization	1,654	3,142	3,379	6,252
Share-based compensation	17,630	19,114	34,349	37,117
Impairment of intangible assets	-	27,629	-	27,629
Contingent consideration revaluation, acquisition related costs and other	-	(2,627)	-	(2,690)
Adjusted EBITDA	$15,274	$4,607	$26,572	$8,472
Adjusted EBITDA margin	17.1%	5.4%	15.0%	4.9%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP research and development	$23,289	$24,523	$45,176	$48,297
Less:
Share-based compensation	6,463	6,521	12,247	12,726
Depreciation and amortization	203	202	412	403
Non-GAAP research and development	$16,623	$17,800	$32,517	$35,168

GAAP sales and marketing	$38,870	$44,325	$80,920	$92,192
Less:
Share-based compensation	3,477	4,575	6,746	9,005
Depreciation and amortization	476	821	978	1,681
Non-GAAP sales and marketing	$34,917	$38,929	$73,196	$81,506

GAAP general and administrative	$15,604	$13,658	$31,103	$28,910
Less:
Share-based compensation	7,071	7,247	14,124	13,908
Depreciation and amortization	90	102	176	195
Contingent consideration revaluation, acquisition related costs and other	-	(2,627)	-	(2,690)
Non-GAAP general and administrative	$8,443	$8,936	$16,803	$17,497

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the third quarter of 2023 and the fiscal year ending December 31, 2023, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the third quarter of 2023, the fiscal year ending December 31, 2023, our long term Adjusted EBITDA margin goals, our expected future Adjusted EBITDA margin, our business plans and strategy, our expectations regarding AI services and developments, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.